UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SELECT INTERIOR CONCEPTS,  INC.
(Name of Issuer)
Class A common stock, par value $0.01 per share
(Title of Class of Securities)
816120307
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G
CUSIP No. : 816120307	Page 2 of 9 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G
CUSIP No. : 816120307	Page 3 of 9 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. : 816120307	Page 4 of 9 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: IN, HC

Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Select Interior Concepts, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Galleria Parkway, Suite 1760, Atlanta, GA 30339

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. (“Capital Group”);
ii)	Anchorage Advisors Management, L.L.C. (“Management”); and
iii)	Kevin M. Ulrich (“Mr. Ulrich”).

This statement relates to Shares (as defined herein) held for the account of Anchorage Capital Master Offshore, Ltd., a Cayman Islands exempted company incorporated with limited liability (“ACMO”).  Capital Group is the investment advisor to ACMO.  Management is the sole managing member of Capital Group.  Mr. Ulrich is the Chief Executive Officer of Capital Group and the senior managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

i)	Capital Group is a Delaware limited liability company;
ii)	Management is a Delaware limited liability company; and
iii)	Mr. Ulrich is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

816120307

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 6 of 9 Pages

Item 4.	Ownership:
Item 4(a).	Amount Beneficially Owned:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b).	Percent of Class:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of 0.0% of Shares outstanding. (There were 25,087,346 Shares outstanding as of November 1, 2019, according to the Issuer’s quarterly report on Form 10-Q, filed November 5, 2019.)

Item 4(c)	Number of Shares of which such person has:

Capital Group, Management and Mr. Ulrich:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

Tf this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 13, 2020

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Select Interior Concepts, Inc. dated as of February 13, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 13, 2020